EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
(In thousands, except ratios)	2013	2012
	(unaudited)
Earnings:
Net income	$131,564	$92,110
Add:
Provision for income taxes	71,307	50,577
Fixed charges	165,896	117,201
Less:
Capitalized interest	(23,124)	(13,698)
Earnings as adjusted (A)	$345,643	$246,190
Fixed charges:
Interest expense	$142,215	$102,861
Capitalized interest	23,124	13,698
Interest factors of rents (1)	557	642
Fixed charges as adjusted (B)	$165,896	$117,201
Ratio of earnings to fixed charges ((A) divided by (B))	2.08	2.10

(1)    Estimated to be 1/3 of rent expense.